Exhibit 11.1

THE HOME DEPOT, INC. AND SUBSIDIARIES

COMPUTATION OF BASIC AND DILUTED
EARNINGS PER SHARE

(In Millions, Except Per Share Data)

	Three Months Ended		Nine Months Ended
	November 3, 2002	October 28, 2001	November 3, 2002	October 28, 2001

BASIC

Net Earnings Available to Common Shareholders	$940	$778	$2,978	$2,334

Weighted Average Number of Common Shares Outstanding	2,337	2,337	2,347	2,332

Basic Earnings Per Share	$0.40	$0.33	$1.27	$1.00

DILUTED

Net Earnings Available to Common Shareholders	$940	$778	$2,978	$2,334

Weighted Average Number of Common Shares Outstanding	2,337	2,337	2,347	2,332

Effect of Potentially Dilutive Securities: Employee Stock Plans	6	15	9	18

Weighted Average Number of Common Shares Outstanding Assuming Dilution	2,343	2,352	2,356	2,350

Diluted Earnings Per Share	$0.40	$0.33	$1.26	$0.99

Employee stock plans represent options and shares granted under the Company’s employee stock purchase, stock option and deferred compensation stock plans.  Options to purchase 72.1 million and 11.4 million shares of common stock at November 3, 2002 and October 28, 2001, respectively, were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.